Exhibit 12
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THE MONTANA POWER COMPANY

Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands)



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Twelve Months
Ended

March 31, 2000


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Net Income
$  147,715


Income Taxes
43,940

$  191,655


Fixed Charges:

Interest
$   46,805
Amortization of Debt Discount,   Expense, and Premium
1,133
Rentals
33,308

$   81,246


Earnings Before Income Taxes and Fixed Charges
$  272,901




Ratio of Earning to Fixed Charges
$    3.36x




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